

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

April 17, 2012

<u>Via Facsimile</u>
Mr. John G. Sznewajs
Chief Financial Officer
Masco Corporation
21001 Van Born Road
Taylor, MI 48180

     Re: **Masco Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 21, 2012
              File No. 1-05794

Dear Mr. Sznewajs:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ W. John Cash

          W. John Cash
          Branch Chief